Exhibit 12

PHILLIPS 66 AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended June 30 2012	Years Ended December 31
		2011	2010	2009	2008	2007

Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$2,960	6,619	1,314	843	4,111	9,290
Distributions less than equity in earnings of affiliates	(561)	(951)	(723)	(562)	(106)	(86)
Fixed charges, excluding capitalized interest*	159	142	153	160	208	165

	$2,558	5,810	744	441	4,213	9,369

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$96	17	1	1	42	27
Capitalized interest	—	—	4	57	41	14
Interest portion of rental expense	58	116	133	153	160	132

	$154	133	138	211	243	173

Ratio of Earnings to Fixed Charges	16.6	43.7	5.4	2.1	17.3	54.2

*	Includes amortization of capitalized interest totaling approximately $5 million for the six months ended June 30, 2012. Amortization of capitalized interest for the years ended December 31, totaled approximately $9 million in 2011, $19 million in 2010, $6 million in 2009, $6 million in 2008 and $6 million in 2007.